UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)1

Kensey Nash Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

490057106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,625
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 115,625
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 607,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,625
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 115,625
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,625
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 115,625
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RGC STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 722,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 722,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 722,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 722,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 722,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 722,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 722,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 722,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 722,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 722,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 722,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned.  This Amendment No. 15 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), serves as the investment advisor of Enterprise Master Fund.  Accordingly, Ramius Advisors is hereby added as a member of the Section 13(d) group as a Reporting Person.  The address of the principal office of Ramius Advisors is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund.  Ramius is the sole member of Ramius Advisors.

No Reporting Person, nor any person listed on Schedule B, annexed to Amendment No. 4 to the Schedule 13D filed October 26, 2007, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person, nor any person listed on Schedule B, annexed to Amendment No. 4 to the Schedule 13D filed October 26, 2007, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Parche and Value and Opportunity Master Fund were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 722,645 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $17,369,644, excluding brokerage commissions.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,617,678 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Parche

(a)	As of the date hereof, Parche beneficially owns 115,625 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 115,625
2. Shared power to vote or direct vote: 0

CUSIP NO. 490057106

3. Sole power to dispose or direct the disposition: 115,625
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Value and Opportunity Master Fund

(a)	As of the date hereof, Value and Opportunity Master Fund beneficially owns 607,020 Shares.

Percentage: approximately 5.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 607,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,020
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 115,625 Shares beneficially owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 115,625
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 115,625
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares on behalf of Parche since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

D.	Ramius Advisors

(a)	Ramius Advisors, as the investment advisor of Enterprise Master Fund, may be deemed the beneficial owner of the 115,625 Shares owned by Parche.

Percentage: Less than 1%.

CUSIP NO. 490057106

(b)	1. Sole power to vote or direct vote: 115,625
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 115,625
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares on behalf of Parche since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

E.	RCG Starboard Advisors

(a)
As managing member of Parche and the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 115,625 Shares owned by Parche and (ii) 607,020 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 6.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 722,645
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 722,645
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	Ramius

(a)	As the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of (i) 115,625 Shares owned by Parche and (ii) 607,020 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 6.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 722,645
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 722,645
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 490057106

G.	C4S

(a)	As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 115,625 Shares owned by Parche and (ii) 607,020 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 6.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 722,645
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 722,645
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 115,625 Shares owned by Parche and (ii) 607,020 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 6.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,645

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.
Mr. Smith does not directly own any Shares nor has he entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.  Mr. Smith, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 115,625 Shares owned by Parche and (ii) 607,020 Shares owned by Value and Opportunity Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock
(e)	Not applicable.

CUSIP NO. 490057106

Item 6 is hereby amended to add the following:

This Amendment No. 15 reports the sale of an aggregate of 173,700 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.

As of the date hereof, the Reporting Persons have sold a total of 1,763,095 Shares pursuant to the Sales Plan Agreement.  Effective August 25, 2008, the Sales Plan Agreement was modified to decrease the aggregate number of Shares that may be sold pursuant to the Sales Plan Agreement from 1,915,798 to 1,799,483.  The trading instructions in connection with the Sales Plan Agreement were also modified.  Accordingly, the Reporting Persons may sell 36,388 Shares pursuant to the Sales Plan Agreement after the date hereof.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

Item 6 is hereby amended to add the following:

On December 3, 2008, Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which they agreed to the joint filing on behalf of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated December 3, 2008.

CUSIP NO. 490057106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2008

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors LLC,
       its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon	/s/ Jeffrey C. Smith
JEFFREY M. SOLOMON	JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 490057106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 14 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

PARCHE, LLC
8,432	16.9004	11/24/2008
4,144	16.8011	11/25/2008
2,656	17.2455	11/26/2008
2,720	18.4271	11/28/2008
3,488	17.6194	12/01/2008
2,640	17.0104	12/02/2008
3,712	18.2177	12/03/2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

44,268	16.9004	11/24/2008
21,756	16.8011	11/25/2008
13,944	17.2455	11/26/2008
14,280	18.4271	11/28/2008
18,312	17.6194	12/01/2008
13,860	17.0104	12/02/2008
19,488	18.2177	12/03/2008